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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53408

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 01/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JAG Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7125 Orchard Lane, Suite 300
(No. and Street)

West Bloomfield	MI	48322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Craig Bauer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __JAG Trading LLC_____, as of __12/31_____, 2 __025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Member

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JAG Trading, LLC

(A Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2025

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2025

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of JAG Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JAG Trading, LLC as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JAG Trading, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JAG Trading, LLC's management. Our responsibility is to express an opinion on JAG Trading, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JAG Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of JAG Trading, LLC's financial statements. The supplemental information is the responsibility of JAG Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JAG Trading, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 25, 2026

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
as of December 31, 2025

Assets		
Cash	$	21,337
Fixed Assets, net of depreciation		94,730
Securities owned:		
Marketable securities, at market value		44,326,208
Bonds		167,951
Options, at fair value		735,184
Total securities owned		45,229,343
Due from broker		29,382,369
Accrued interest and dividend receivable		194,216
Preferred stock		10,000
Total Assets		$ 74,931,995
Liabilities		
Securities sold short:		
Marketable securities sold short, at market value	$	45,556,858
Options sold short, at fair value		1,263,070
Total securities sold short		46,819,928
Due to broker		173,545
Accrued liabilities		39,506
Total Liabilities		47,032,979
Member equity		27,899,016
Total Liability and Member Equity	$	74,931,995

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2025

Revenues

Trading principal transactions	$	13,853,105
Interest and dividend income		2,772,919
Total revenue		16,626,024

Expenses

Interest and dividend expense		787,370
Commissions to BD's		472,251
Regulatory and other expenses		77,444
Depreciation Expense		3,949
Trader Fees		1,588,217
Employee Compensation		299,394
Guaranteed payments		2,759,186
Other operating expenses		7,992,033
Total expenses		13,979,844
Net income from operations	$	2,646,180

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Members' equity at January 1, 2025	$	30,132,836
Capital contributions		-
Capital withdrawals		(4,880,000)
Net income		2,646,180
Members' equity at December 31, 2025	$	27,899,016

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	2,646,180
Depreciation and amortization		3,949
Changes in assets and liabilities:		
Decrease in due to/from broker		2,084,925
Increase in accrued interest and dividend receivable		(6,830)
Increase in marketable securities		(4,990,116)
Decrease in bonds		38,114
Increase in options		(112,992)
Increase in marketable securities sold short		10,703,702
Decrease in options sold short		(2,790,235)
Decrease in payable to clearing firm		(2,702,424)
Decrease in accrued liabilities		(20,620)
Net cash (used) provided by operating activities		4,853,653
Cash flows from investing activities:		
No investing activity		-
Net cash (used) provided by investing activities		-
Cash flows from financing activities:		
Owner capital contribution		-
Owner capital withdrawals		(4,880,000)
Net cash (used) provided by financing activities		(4,880,000)
Net increase (decrease) in cash		(26,347)
Cash, beginning of the year		47,684
Cash, end of the year	$	21,337

Supplemental Disclosure of Cash Flow Information:	
Interest expense paid in 2025	$787,370
Income Tax Paid in 2025	$0

The accompanying notes are an integral part of these financial statements.

NOTE 1   **Organization**

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 15, 2001. The business of the Company is to engage in the speculative trading of equities and index options, for its own account on organized exchanges in the United States of America. The Company engages in proprietary trading activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company affects transactions only with other broker-dealers and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is a summary of the Company's significant accounting policies.

NOTE 2   **Significant Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currencies to U.S. dollars are reported in income currently.

Securities and derivatives transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Realized gains and losses and change in unrealized gains and losses are reflected in trading principal transactions in the statement of operations. Related trading expenses are recorded on a trade-date basis as transactions occur.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Due from and due to broker dealer: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions. Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the

NOTE 2   **Significant Accounting Policies** (continued)

Internal Revenue Code of 1986. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2025. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's past three tax years remain subject to income tax audits.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment pursuant to the De Minimis Safe Harbor Election under Regs. Sec. 1.263(a)-1(f).

NOTE 3   **Revenue Recognition**

In October 2017, the FASB issued Accounting Standards Update No. 2017–13, Revenue Recognition (Topic 615) and Revenue from Contracts with Customers (Topic 606). The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) is not in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements is also outside the scope of the standard.

The Company generated a significant portion of its revenue from financial instruments comprising of proprietary trading and interest and dividend revenue. These revenues are not within the scope of FASB ASC Topic 606 – "Revenue from Contracts with Customers" ("Topic 606"), because they are generated from financial instruments covered by various other areas of GAAP.

The table below presents detailed information on the Company's recognition of revenue from financial instruments, which are outside the scope of Topic 606, for the periods indicated.

	Year Ended December 31,
	2025
Revenue outside the scope of Topic 606	
Proprietary trading	13,853,105
Interest and dividend income	2,772,919
Total revenue outside the scope of Topic 606	16,626,024
Total revenue	$ 16,626,024

NOTE 4   **Current Expected Credit Losses**

The Company adopted Accounting Standards Codification Topic 326, Financial Instruments—Credit Losses (ASC 326), which requires entities to estimate expected credit losses for financial assets measured at amortized cost and certain off-balance-sheet credit exposures.

The Company is a broker-dealer that trades equity securities and index options for its own account on organized U.S. exchanges. The Company does not maintain customer accounts or extend credit to customers. Substantially all trading activity is cleared through regulated clearing organizations and major broker-dealer counterparties, with settlement processes governed by exchange rules and clearinghouse margin requirements that are designed to mitigate counterparty credit risk.

The Company evaluated its financial assets subject to ASC 326, which primarily consist of cash balances, receivables from BD, and other short-term settlement balances. Based on the high credit quality of counterparties, the use of regulated clearinghouses, collateral and margin requirements, the short-term nature of settlement exposures, and the absence of historical credit losses, management determined that expected credit losses were not material as of December 31, 2025. Accordingly, no allowance for credit losses was recorded. The Company will continue to monitor counterparty credit quality, clearinghouse exposures, and economic conditions and will recognize an allowance for credit losses if future conditions indicate such losses become probable or estimable.

NOTE 5   **Clearing Agreements**

The Company has a joint back office (JBO) clearing agreement with Wedbush Securities. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Wedbush Securities. The Company's interest in Wedbush Securities is reflected as a preferred stock on the balance sheet. The Company is required to maintain a minimum net liquidity trading value of $ 1 million in Wedbush Securities and is exclusive of the preferred stock value of $10,000.

NOTE 6   **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.
Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair measurement. The Company's assessment of significance of a particular input to the fair value measure in its entirety requires judgment and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

NOTE 6   Fair Value Measurements (continued)

Equity securities and equity options are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as level 1 in the fair value hierarchy.
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

| Assets | Total | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities owned				
Marketable securities	$ 44,326,208	$ 44,326,208	$ -	$ -
Bonds	167,951	167,951		
Options, at fair value	735,184	735,184		
	$ 45,229,343	$ 45,229,343	$ -	$ -
Liabilities				
Securities sold short				
Marketable securities sold short	$ 45,556,858	$ 45,556,858	$ -	$ -
Options sold short, at fair value	1,263,070	1,263,070		
	$ 46,819,928	$ 46,819,928	$ -	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Valuation Techniques

Investments in Securities and Securities Sold Short

The Partnership values investments in securities, and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

NOTE 6   **Fair Value Measurements (continued)**

To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Options Contracts

Options contracts traded on a commodities exchange or board of trade are valued at the last sale price at the close of trading on such exchange or board of trade or, if there was no sale on the applicable commodities exchange or board of trade on such day, at the mean between the highest quoted bid and lowest quoted asked prices on such exchange or board of trade as of the close of trading on the valuation date.

NOTE 7   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2025, the Company had net capital of $12,443,716 which was $12,343,716 in excess of its required net capital and its aggregate indebtedness to net capital ratio was .32 to 1.

NOTE 8   **Principal risks associated with financial instruments**

In the normal course of business, the Company has investments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred. See below for a detailed description of selected principal risks.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. The Company's exposure to market risk is directly influenced by a number of factors, including volatility and liquidity of the markets in which the financial instruments are traded.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian with whom its conducts business is unable to fulfill contractual obligations.

NOTE 8   Principal risks associated with financial instruments (continued)

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Equity risk is the risk that the market value of the financial instruments may decline due to general market conditions, such as political or macroeconomic factors. Additionally, financial instruments may decline in value due to specific factors affecting a related industry or industries.

Interest rate risk is the risk that the value of financial instruments may fluctuate as a result of changes in market interest rates.

Currency risk is the risk that the value of the financial instruments (denominated in or subject to exposure of foreign currencies) may fluctuate as a result of changes in foreign exchange rates. The Company is subject to the risk that those foreign currencies may decline in value relative to the base currency of the funds.

NOTE 9   Derivative Contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

Since the derivatives held or sold by the Company are for speculative trading purposes, the derivative instruments are not designated as hedging instruments under the provisions of ASC 815 and related pronouncements. Accordingly, all realized gains and losses, as well as any change in net unrealized gains or losses on open positions from the preceding period, are recognized as part of the Company's trading principal transactions revenue on the statement of income.

Options

The Company is subject to equity and commodity price risk, and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Company considers the credit risk of the intermediary counterparty to its options transactions in evaluating potential credit risk.

NOTE 10   **Due from Broker-Dealers**

Receivable from broker-dealers at December 31, 2025, consisted of the following:

Broker-dealer $ 29,382,369

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. On December 31, 2025, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 11   **Indemnifications**

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12   **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded stocks for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the public exchange acts as the counterparty of the specific transactions and, therefore, bear the risk of delivery to and from the counterparty.

The risk of default depends on the creditworthiness of the various public exchange, who guarantees the transactions. Management does not consider this credit risk to be significant.

NOTE 13   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 13   **Guarantees (continued)**

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

NOTE 14   **Lease commitments**

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable.

NOTE 15   **Preferred Stock**

The Company owns preferred in their broker dealer, Wedbush Securities. There are no calls or puts against the preferred stock and it can be redeemed by JAG Trading, LLC for its $10,000. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 16   **Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the period then ended.

NOTE 17   **Subsequent events**

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

NOTE 18   **Rights and obligations**

The Company has no obligations for returns or refunds and offers no warranties or guarantees.

NOTE 19   Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, proprietary trading. The Company has identified Craig Bauer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 100 percent of its total revenues from proprietary trading.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-3
December 31, 2025

Members Capital December 31, 2025	$	27,899,016
Deductions and Charges:		
Non allowable assets		
Preferred stock		(10,000)
Fixed assets, net of depreciation		(94,729)
Other deductions/ charges		(563)
Total deductions and charges		(105,292)
Haircuts		
Debt securities		(167,950)
Other securities		(13,929,944)
Total haircuts		(14,097,894)
Undue Concentration		(1,252,114)
Net capital	$	12,443,716
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		2,634
(b) Minimum net capital required of broker dealer		100,000
Net Capital Requirement (greater of (a) or (b))		100,000
Excess Net Capital	$	12,343,716

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Part II A filed by JAG Trading, LLC as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-3

December 31, 2025

COMPUTATION OF AGGREGATE INDEBTEDNESS

Computation of Aggregate Indebtedness:

Accrued liabilities	$	39,505
	$	39,505

Ratio: Aggregate Indebtedness to Net Capital	**0.32 to 1**

The accompanying footnotes are an integral part of the financial statements

JAG TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2025

RESERVE COMPUTATION

Not Applicable

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

Not Applicable

The accompanying footnotes are an integral part of the financial statements.



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of JAG Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which JAG Trading, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because JAG Trading, LLC limits its business activities exclusively to proprietary trading, and JAG Trading, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to JAG Trading, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. JAG Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JAG Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 25, 2026

JAG Trading, LLC
(A Delaware Limited Liability Company)

Exemption Report
For the year ending December 31, 2025

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

February 18, 2026

JAG Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

JAG Trading, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; however, The Company can file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading.

JAG Trading, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Craig Bauer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Craig Bauer
Principal
JAG Trading LLC



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Sole Member of JAG Trading, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JAG Trading, LLC and the SIPC, solely to assist you and SIPC in evaluating JAG Trading, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. JAG Trading, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5)   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JAG Trading, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JAG Trading, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 25, 2026

JAG Trading, LLC
SIPC Assessment Worksheet
For the year ending December 31, 2025

SIPC-7

General Assessment	$	23,049
Less payments made with 2025 SIPC 6		7,426
Less prior overpayment applied		-
Assessment balance due		15,623
Interest 0 days late at 20% per annum		-
Total SIPC amount due		4,062
Revenue:	$	16,626,024
Additions:		-
Deductions:		
Commissions, floor brokerage and clearance		(472,251)
Interest and dividend expense		(787,369)
Total deductions		(1,259,620)
SIPC Net Operating Revenue	$	15,366,404
SIPC General Assessment at .0015	$	23,049

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.